UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of March 2014

Commission File No.: 333-159793-01

TELESAT HOLDINGS INC.

(Name of Registrant)

1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Potential Strategic Transaction

Loral Space & Communications Inc. (“Loral”) has announced that, with the goal of maximizing shareholder value, it has, with the agreement of PSP Investments (“PSP”), commenced a process to explore potential strategic transactions involving the possible monetization of Loral’s interest in Telesat Holdings Inc. (“Telesat”). The exact structure of any such transaction has not yet been determined. As currently contemplated, such a transaction would be accomplished through a disposition of Loral itself and would likely require the negotiation of a new shareholders agreement between the potential acquiror of Loral and PSP. There can be no assurance as to whether, when or on what terms a strategic transaction involving Telesat or Loral may occur, or that any particular economic, tax, structural or other objectives or benefits with respect to any transaction involving Telesat or Loral’s interest therein will be achieved.

Loral’s principal asset is its majority ownership interest in Telesat. As at December 31, 2013, Loral indirectly holds a 62.8% equity interest in Telesat and a 32.7% voting interest on all matters. PSP holds its interest in Telesat through a wholly-owned subsidiary, Red Isle Private Investments Inc. (“Red Isle”), a corporation organized under the CBCA. As at December 31, 2013, Red Isle’s interest in Telesat Holdings is a 35.3% equity interest, a 67.3% voting interest on all matters except for the election of directors, and a 29.4% voting interest for the election of directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESAT HOLDINGS INC.

Date: March 3, 2014	By:	/s/ CHRISTOPHER S. DIFRANCESCO
	Name:	Christopher S. DiFrancesco
	Title:	Vice President, General Counsel and Secretary